Exhibit (a)(1)-9

                              Kalmia Investors, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305
                                 (800) 547-0854

                                 August 18, 2003

Dear Unitholder:

On July 24, 2003, Kalmia Investors, LLC ("Kalmia") commenced an offer to purchase 79,917 Units of Westin Hotels Limited Partnership for $550/Unit. We urge you to read carefully both our Offer to Purchase as amended by Supplement No. 1, previously sent to you, and the Partnership's Schedule 14D-9, as amended, filed by the General Partner, on August 6, 2003.

When deciding whether to tender your units to Kalmia, please consider the following:

KALMIA'S IS THE ONLY OUTSTANDING TENDER OFFER FOR YOUR UNITS. ASSUMING 20 UNITS SOLD, OUR OFFER OF $550/UNIT COMPARES AS FOLLOWS:

                                             ------------------------------------------------------------------
                                                              Partnership Liquidation         Secondary Market
                                             Kalmia Offer (1) Value Estimated by Kalmia (1)   as of May 2003 (1)
                                             ------------------------------------------------------------------

         Gross Price / Offer Price                $550.00               $ 546.00                $485.00
         Units Sold                                 20                   20                       20
         Less Transfer Fees                      -$  0.00                -$ 0.00              -$   2.50
         Less Estimated Commissions/Unit         -$  0.00                -$ 0.00              -$  33.95
         (7%)
                                             ------------------------------------------------------------------
             Net Price per Unit                   $550.00               $ 546.00                $448.55
                                             ==================================================================
        (1) Per Unit, assuming 20 Units are tendered or sold


WE BELIEVE THAT OUR OFFER OF $550/UNIT IS HIGHER THAN WHAT YOU MIGHT RECEIVE IF THE HOTEL WERE SOLD AND THE PARTNERSHIP LIQUIDATED TODAY. Kalmia estimates that the per Unit proceeds a Unitholder would receive if the Hotel were sold for $96.7 million (the assumed price used by the General Partner in its preliminary proxy statement, filed May 15, 2003) are $546.00/Unit.

TO DATE, THE GENERAL PARTNER HAS FAILED TO SELL THE MICHIGAN AVENUE HOTEL OR SUCCESSFULLY REFINANCE THE ASSETS OF THE PARTNERSHIP. The Partnership Agreement requires that the General Partner use its best efforts to sell or refinance the Hotels by the end of 2001. Please consider the following:

     1. The General Partner retained Jones Lang Lasalle to sell the Michigan Avenue Hotel in February 2001. However, as the General Partner states in the Schedule 14D-9:
          "Due to current market conditions in the hotel real estate market, the General Partner does not believe that it will be able to sell the Michigan Avenue [Hotel] at an acceptable price in the near future."

     2.   The General Partner adds:
          "The General Partner is continuing to have discussions with [one potential lender] regarding the terms of its loan proposal and has commenced preliminary discussions with other potential lenders. However, at this time and subject to today's dynamic lending environment, the General Partner is not optimistic it will be able to find a lender willing to provide financing to the Partnership upon terms set forth in the Preliminary Proxy Statement. . ." (emphasis supplied)

THE GENERAL PARTNER HAS MADE NO RECOMMENDATION ON OUR OFFER AND HAS NOT INDICATED SPECIFICALLY WHAT PRICE IT CONSIDERS "FAIR" FOR YOUR UNITS. As set forth in the General Partner's Schedule 14D-9, the General Partner's financial advisor concluded that our $550 purchase price was not fair to the Limited Partners, from a financial point of view.

HOWEVER, THE GENERAL PARTNER'S FINANCIAL ADVISOR HAD ALSO CONCLUDED THAT WINDY CITY'S RECENT OFFER OF $525 LESS THE $50 FEE PER TRANSFER WAS "FAIR TO THE LIMITED PARTNERS FROM A FINANCIAL POINT OF VIEW." OUR OFFER, WHICH IS THE ONLY CURRENT TENDER OFFER, IS A PREMIUM TO WINDY CITY'S, AND WE WILL PAY THE TRANSFER FEE. Our offer, however, differs from that of Windy City, as we are soliciting tenders for more than 50% of the Units, and we have not calculated a control premium in our price.

WE BELIEVE THAT OUR OFFER OF $550/UNIT IS HIGHER THAN WHAT YOU MIGHT RECEIVE IN A SECONDARY MARKET SALE. According to the American Partnership Board, there were 185 Units sold from April 1, 2003, through May 31, 2003, at prices ranging from $451 to $485 per Unit. However, please be aware that prices obtainable in the secondary market today or at any other time may be higher or lower than these historic prices. In addition, the seller must also typically pay a sales commission generally equal to the greater of $200 or 7-8% of gross proceeds and a $50.00 fee per transfer.

The bidders in our Offer are: Kalmia Investors, LLC, Merced Partners Limited Partnership, Smithtown Bay, LLC, Global Capital Management, Inc., John D. Brandenborg and Michael J. Frey.


THE OFFER WILL EXPIRE AT 5:00 PM, EASTERN TIME, ON AUGUST 29, 2003, SUBJECT TO ANY EXTENSION. WE ENCOURAGE YOU TO ACT PROMPTLY. OUR OFFER WILL REMAIN OPEN AT LEAST TEN BUSINESS DAYS FOLLOWING ANY REDUCTION IN OUR PURCHASE PRICE RESULTING FROM A DISTRIBUTION MADE BY THE PARTNERSHIP. BY ACCEPTING THE OFFER, YOU WILL AGREE THAT WE ARE ENTITLED TO ALL DISTRIBUTIONS MADE BY THE PARTNERSHIP ON OR AFTER JULY 7, 2003. UNLESS THE GENERAL PARTNER PAYS THE DISTRIBUTION DIRECTLY TO US OR YOU REMIT THE AMOUNT OF THE DISTRIBUTION TO US, WE WILL REDUCE OUR PURCHASE PRICE BY THE AMOUNT OF THE DISTRIBUTION. IF THE OFFER IS EXTENDED OR A DISTRIBUTION OCCURS WITHIN THE OFFER PERIOD, WE WILL MAKE A PUBLIC ANNOUNCEMENT. WE RESERVE THE RIGHT TO EXTEND, AMEND OR TERMINATE OUR OFFER.

BEFORE TENDERING, BE SURE TO READ "RISKS AND FACTORS TO CONSIDER BEFORE TENDERING" IN THE OFFER TO PURCHASE AS AMENDED.

To tender your Units, the Agreement of Sale and any other required documents should be sent or delivered in the pre-addressed envelope that accompanied the Offer to Purchase that we sent to you on July 24, 2003, by each tendering Unitholder or its broker, dealer, commercial bank, credit union, trust company or other nominee to he Purchaser at the following address:

                              KALMIA INVESTORS, LLC
                         601 Carlson Parkway, Suite 200
                              Minnetonka, MN 55305


FOR MORE INFORMATION, FOR FURTHER ASSISTANCE WITH THE PROCEDURE OF TENDERING YOUR UNITS OR FOR A COMPLETE COPY OF THE AMENDED OFFER TO PURCHASE, PLEASE CALL THE PURCHASER'S TOLL-FREE INFORMATION LINE AT (800) 547-0854. YOU CAN ALSO FIND A COMPLETE COPY OF THE AMENDED OFFER TO PURCHASE ON THE SEC WEBSITE (WWW.SEC.GOV).